Exhibit 23.1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-282381) and Form S-3 (No. 333-281467) of our report dated April 1, 2024 included in this Annual Report on Form 10-K of MIRA Pharmaceuticals, Inc. (the “Company”), relating to the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows, and the related notes for each of the years in the two-year period ended December 31, 2023. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern.

/s/ Cherry Bekaert LLP

Tampa, Florida

March 28, 2025